Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “PLDT's submarine cable project in Dipolog City strengthens Mindanao network”.

March 10, 2022

Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT's submarine cable project in Dipolog City strengthens Mindanao network”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

March 10, 2022

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT's submarine cable project in Dipolog City strengthens Mindanao network”.

Very truly yours,

s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,505 As of February 28, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 10, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.Item 9 (Other Events)

Attached hereto is a Press Release entitled “PLDT's submarine cable project in Dipolog City strengthens Mindanao network”.

Pursuant to the requirements of the Securities Regulation Code, PLDT Inc. has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/ s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

March 10, 2022

PLDT's submarine cable project in Dipolog City strengthens Mindanao network

PLDT pursues submarine cable project in Dipolog City to boost internet services in Mindanao.

MANILA, 10th March 2022 - PLDT, the Philippines’ largest, fully integrated network company, fortifies its fiber network in Mindanao, as it began cable-laying operations in Dipolog City. Connecting the company’s submarine fiber optic cable from the municipality of Zamboanguita in Negros Oriental, this new segment will beef up services for Zamboanga del Norte and the whole of Mindanao.

During the ceremonial cable-pulling activity at the Dipolog Boulevard, Mayor Darel Dexter Uy said, “We thank PLDT for choosing Dipolog – which is a strategic area, for this submarine cable project. This development will boost our efforts to promote digital technology, generate jobs, support livelihood and recharge our economy. Dako kaayo nig katabang. Daghang salamat. (This is a huge help. Thank you.)”

“We are highly confident that expanding PLDT's fiber network through this project in Dipolog City will allow us to provide better services for our customers in Mindanao. With this, we hope to further support the growing connectivity requirements of more enterprises and businesses who are central to the economic recovery of the region," said Benbrackie Melasa, PLDT Mindanao Head for Corporate Relationship Management.

The project will be central to economic recovery in the region.

When completed, the project will loop in more than 700 kilometers to the company’s fiber network, improving resiliency and service quality for both fixed and wireless services in Mindanao. This will enable more businesses to utilize a fast and reliable network, as local economies begin to recover from the effects of the pandemic.

"We continue to strive to level up our customers' experience by expanding our fiber network, which powers our 4G and 5G mobile networks and our fixed broadband network, serving families and businesses nationwide," said Mario G. Tamayo, Head of Technology at PLDT and Smart.

"As the economy continues to open up with the easing of pandemic restrictions, connectivity remains to be key to empowering Filipinos' increasingly digital lifestyles, enabling livelihoods, online education, hybrid workplaces, day-to-day transactions and even entertainment needs. With and without the challenges of the pandemic, PLDT is here to support the connectivity needs of Filipinos, wherever they may be in the country," Tamayo added.

This initiative is part of PLDT's nationwide network expansion efforts. As of end-December 2021, PLDT’s fiber footprint has expanded to 743,700 kilometers. This fiber infrastructure also supports Smart's mobile network, which covers 96% of the population from Batanes to Tawi-Tawi. Network-related initiatives made up the bulk of the ₱89 billion spend for 2021. For 2022, PLDT is expected to invest between ₱76-80 billion in demand-driven capex. [END]

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
alchua@pldt.com.ph	pldt_ir_center@pldt.com.ph	corpcomm@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino__
Name	:	MARILYN A. VICTORIO-AQUINO
Title	:	Corporate Secretary

March 10, 2022